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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2003

SONERA CORPORATION
(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

        This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-4 of Telia AB (Registration Statement No. 333-100213).

        This report on Form 6-K contains a press release dated April 2, 2003 announcing TELIASONERA FINLAND INITIATES NEGOTIATIONS ON EFFICIENCY MEASURES.

SONERA CORPORATION	STOCK EXCHANGE RELEASE APRIL 2, 2003, at 1.45 p.m. 1(2)

TELIASONERA FINLAND INITIATES NEGOTIATIONS ON EFFICIENCY MEASURES

TeliaSonera Finland (Sonera Corporation) has today initiated the formal employee/employer negotiations, which is estimated to materialize in a reduction of approximately 400 jobs. The negotiation processes will affect the entire profit center TeliaSonera Finland excluding the customer call centers. The process is expected to be ended in May 2003, after which the final outcome of this process can be seen. TeliaSonera Sweden has today also initiated discussions with the trade unions about efficiency measures in Sweden.

Following the merger between Telia and Sonera in December 2002, and the new division of responsibilities within the Group, an extensive overhaul has been made of the profit center TeliaSonera Finland in order to establish the number of jobs needed in the segment oriented working approach and in order to achieve a competitive cost level throughout the company. The number of jobs in Finland will be reduced following a need to reduce overlap. In connection with this TeliaSonera Finland has today initiated negotiations with the trade unions to establish how many people will be affected by the job reductions.

The efficiency measures are part of both the synergies following the merger and the stand-alone improvement possibilities in TeliaSonera Finland.

The introduction of a customer-driven structure, organized through the business segments Consumer, Business and Large Corporate instead of the previous product-oriented business segments has significantly improved the efficiency of the company. Several synergy decisions have been taken during the first months of integration between Telia and Sonera, such as the new corporate and competence center structure.

"In the highly competitive Finnish telecom market it is important that we continuously ensure that we have a cost level that is competitive and in relation to the level of service and added value that customers expect", says Anni Vepsäläinen, President of TeliaSonera Finland.

SONERA CORPORATION

Jyrki Karasvirta,
 Vice President,
Acting Head of Corporate Communications

For further information please contact:

Anni Vepsäläinen
President, TeliaSonera Finland
phone: +358 2040 58810
e-mail: anni.vepsalainen@sonera.com

Juha Pentti
Vice President, Human Resources
phone: +358 2040 58711
e-mail: juha.pentti@sonera.com

Jyrki Karasvirta
Vice President, Acting Head of Brand Marketing and Communications
phone: +358 40 7372145
e-mail: jyrki.karasvirta@sonera.com

DISTRIBUTION:
HEX
Major media

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2003	SONERA CORPORATION

	By:	/s/ JYRKI KARASVIRTA Jyrki Karasvirta Vice President, Acting Head of Corporate Communications

	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SIGNATURES